SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 13, 2003

Commission File Number [            ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles, S.A. submits information regarding the payment of a dividend.

NOTIFICATION OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, May 13, 2003

In compliance with article 82 of Spanish Securities Market Law 24/1988, and related provisions, and in order to make it public as the notification of a Significant Event we hereby inform, as additional information to the resolutions passed by the General Ordinary Shareholders Meeting of Telefónica Móviles, S.A. held on April 1st, 2003, regarding the payment of a dividend to each of the Company’s outstanding shares, in a amount of 0.175 euros, with a charge to the “Issuance Premium”, that the mentioned payment will take place on June 18, 2003.

And to serve as a record for the relevant purposes this notification has been issued at the place and date indicated above.

Antonio Hornedo Muguiro

General Counsel

TELEFÓNICA MÓVILES, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

Date: May 13, 2003	By :	/S/ ANTONIO VIANA BAPTISTA
	Name:	Antonio Viana Baptista
	Title:	Chief Executive Officer